Exhibit 12.1

Statement of Computation of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Nine Months Ended September 30,	For the Year Ended December 31,
	2013	2012	2011	2010	2009	2008
	(Unaudited)

Fixed Charges	$201	$268	$268	$269	$243	$294

Breakout of Fixed Charges

Interest expensed and capitalized	$-	$-	$-	$-	$13	$60
Amortized premiums, discounts and capitalized expenses related to indebtedness	$-	$-	$-	$-	$17	$39
Portion of rent representative of the interest factor	$201	$268	$268	$269	$213	$195
Preference security dividend requirements of consolidated subsidiaries	$-	$-	$-	$-	$-	$-

Net loss before fixed charges	$(8,931)	$(13,787)	$(7,173)	$(12,005)	$(18,119)	$(25,769)

Fixed Charges	$(201)	$(268)	$(268)	$(269)	$(243)	$(294)

Deficiency	$(9,132)	$(14,055)	$(7,441)	$(12,274)	$(18,362)	$(26,063)